Filed by FelCor Lodging Trust Incorporated
Pursuant to Rule 425 under the Securities Act of 1933
And deemed filed pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934

Subject Company: FelCor Lodging Trust Incorporated
Commission File No. 001-14236

YOUR VOTE IS IMPORTANT.  PLEASE VOTE YOUR PROXY TODAY.

July 25, 2017

Dear Stockholder:

We recently mailed to you proxy materials in connection with the Special Meeting of Stockholders of FelCor Lodging Trust Incorporated (“FelCor”) scheduled to be held on August 15, 2017.  Your vote is very important and your participation is requested at the special meeting.

As set forth in the joint proxy statement/prospectus, dated July 18, 2017, at the FelCor special meeting, stockholders will consider and vote upon a proposal to approve the merger of FelCor with and into a subsidiary of RLJ Lodging Trust (“RLJ”) (the “REIT Merger Proposal”), a non-binding advisory proposal to approve compensation arrangements of certain FelCor executive officers in connection with merger, and a proposal to approve the adjournment of the FelCor special meeting, if necessary or appropriate, to solicit additional votes for approval of the REIT Merger Proposal.

At the effective time of the merger, each outstanding share of FelCor common stock will be converted into the right to receive 0.362 common shares of beneficial interest of RLJ.

Approval of the REIT Merger Proposal requires the affirmative vote of the holders of a majority of the outstanding FelCor common stock. Accordingly, an abstention or failure to vote will have the same effect as votes against the REIT Merger Proposal.  Regardless of the number of shares of FelCor common stock you own, your vote is very important.

Please vote your proxy today using the enclosed duplicate proxy card. Please vote by Internet or telephone by following the instructions set forth on the proxy card or voting instruction form sent to you.  Alternatively, please mark, sign, date and return your proxy card in the postage-paid envelope provided.  See voting instructions below.

For the reasons set forth in the joint proxy statement/prospectus, the FelCor Board recommends that FelCor common stockholders vote “FOR” the REIT Merger Proposal, “FOR” the FelCor compensation proposal and “FOR” the FelCor adjournment proposal.

If you have any questions or need assistance voting your shares, please call D.F. King & Co., Inc., which is assisting us, toll free at (877) 732-3614.

On behalf of the FelCor Board, thank you for your cooperation and continued support.

Sincerely,

Steven R. Goldman
Chief Executive Officer

Three easy ways to vote:

Vote Your Shares Today!

If you need additional assistance, please contact FelCor’s proxy solicitor:

D.F. King & Co, Inc.

Toll-Free: (877) 732-3614

Additional Information about the Proposed Merger and Where to Find It

This communication relates to the proposed transaction pursuant to the terms of the Agreement and Plan of Merger, dated as of April 23, 2017, by and among RLJ, FelCor and the other entities party thereto.  In connection with the proposed merger, RLJ has filed with the SEC a registration statement on Form S-4 that includes a joint proxy statement of RLJ and FelCor that also constitutes a prospectus of RLJ. RLJ and FelCor also plan to file other relevant documents with the SEC regarding the proposed transaction. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the joint proxy statement/prospectus and other relevant documents (if and when they become available) filed by RLJ and FelCor with the SEC at the SEC’s website at www.sec.gov. Copies of the documents filed by RLJ with the SEC will be available free of charge on RLJ’s website at www.rljlodgingtrust.com or by emailing RLJ Investor Relations at ir@rljlodgingtrust.com or at 301-280-7774. Copies of the documents filed by FelCor with the SEC will be available free of charge on FelCor’s website at www.felcor.com or by contacting FelCor Investor Relations at asalami@felcor.com or at 972-444-4967.

Certain Information Regarding Participants

RLJ and FelCor and their respective trustees, directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed merger. You can find information about RLJ’s executive officers and Trustees in RLJ’s definitive proxy statement filed with the SEC on March 28, 2017 in connection with its 2017 annual meeting of shareholders and in Form 4s of RLJ’s trustees and executive officers filed with the SEC. You can find information about FelCor’s executive officers and directors in Amendment No. 1 to FelCor’s Annual Report on Form 10-K for the year ended December 31, 2016 on Form 10-K/A filed with the SEC on April 28, 2017. Additional information regarding the interests of such potential participants will be included in the joint proxy statement/prospectus and other relevant documents filed with the SEC if and when they become available. You may obtain free copies of these documents from RLJ or FelCor using the sources indicated above.

No Offer or Solicitation

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.